Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
DiamondRock Hospitality Company:

We consent to the incorporation by reference in the registration statement (No. 333-135386) on Form S-3 of DiamondRock Hospitality Company of (a) our report, dated December 19, 2006, with respect to the consolidated balance sheet of WSRH Austin Mezz, L.P. as of October 6, 2006, and the related consolidated statements of operations, partners’ capital, and cash flows for the period from December 31, 2005 to October 6, 2006, and (b) our report dated December 19, 2006, with respect to the consolidated  balance sheet of WSRH Atlanta Waverly Mezz, L.L.C. as of October 6, 2006, and the related consolidated statements of operations, member’s equity, and cash flows for the period from December 31, 2005 to October 6, 2006, which reports appear in the Form 8-K/A of DiamondRock Hospitality Company, dated December 21, 2006.

/s/ KPMG LLP

McLean, Virginia
December 21, 2006